Mail Stop 3561

November 17, 2006

Dean Garfinkel
President and Principal Executive Officer
Compliance Systems Corporation
90 Pratt Oval
Glen Cove, New York 11542

     Re: **Compliance Systems Corporation**
             Amendment No. 2 to Registration Statement on Form SB-2
             Filed November 2, 2006
             File No. 333-134092

Dear Mr. Garfinkel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be aware that the page numbers to which we refer in this letter correspond to the marked copy sent to us by counsel.

Prospectus Cover Page

1. In its current form, the cover page still appears lengthy. For example, the second paragraph following the bullet points appears to contain excess disclosure. Please revise to limit the prospectus cover page to information required by Item 501 of Regulation S-B.

Management's Discussion and Analysis of Financial Condition and Results…, page 23

2. We note your response to comment 5 in our letter dated August 30, 2006. In your new disclosure on the top of page 25, you state that there is a risk to your business operations that the viability of telemarketing generally could decline if a large number of consumers add their names to the Do-Not-Call list. If material, please consider adding this as a risk factor in your Risk Factors section.

Sales Channels And Revenue Sources, page 36

3. On the bottom of page 36 and the top of page 37, you state that you believe that your relationship with VeriSign will continue to be positive in the future otherwise you will enter into an agreement with another company. Please provide a basis for your belief that your relationship with VeriSign will continue to be positive going forward, and please further discuss your options and alternatives, particularly the "three other suitable distributors," should your relationship with VeriSign cease. Also, as you have disclosed that VeriSign has considerable size and financial strength, should you lose VeriSign as your sole distributor, the smaller alternative distributors may not be able to provide you with the same level of services. Accordingly, please add a risk factor to discuss this possible risk, if material.

Recent Developments and Our Strategy, page 39

4. We note your response to comment 11 in our letter dated August 30, 2006 indicating the Jasmin Communications, Inc. and Citadel Telephone Company are the same company, with Citadel being the trade name. We also note that on page 35, you refer to Citadel, or Jasmin Communications, as a division you formed. In Exhibit 10.56, however, Jasmin Communications is characterized as your wholly-owned subsidiary, as opposed to one of your divisions. Please revise to clarify or advise.

Consolidated Financial Statements, page F-1

5. Please update your financial statements and other financial information in accordance with Rule 310(g) of Regulation S-B.

Item 26. Recent Sales of Unregistered Securities, page II-1

6. We note that you have requested a waiver pursuant to Rule 409 under the Securities Act of 1933 for the information regarding the persons or class of persons to whom your predecessor sold securities in Nevada and Washington in December 2003, which is required by Item 701(b) of Regulation S-B. Please tell us why you believe it would pose an unreasonable burden, as to both cost and effort, to learn the requested information. In this regard, you state that it would be a "[p]ractical impossibility to do so." Please explain why it would be a practical impossibility to ascertain the requested information.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371, or Kyle Moffat, Accounting Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Kurt Murao, Staff Attorney, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Clayton E. Parker, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        Via Facsimile